Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 o: 212.999.5800 f: 212.999.5801

March 16, 2022

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Todd Schiffman
Sandra Hunter Berkheimer
John Spitz
Amit Pande

Re:	Aquaron Acquisition Corp.
Amendment to Draft Registration Statement on Form S-1
Submitted February 18, 2022
CIK No. 0001861063

Ladies and Gentlemen:

On behalf of our client, Aquaron Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated March 11, 2022, relating to the above-referenced Amendment to Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amended S-1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on February 18, 2022), all page references herein correspond to the page of Amended S-1.

Amendment No. 5 to Draft Registration Statement on Form S-1

Cover Page

1.	Reference is made to the fourth sentence of the third from last paragraph. Please clarify the disclosure where you state, "There has yet been any transfers, dividends, or distributions made to date." Please also make the same revision in the second from last paragraph on page 6.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on the cover page and page 8 of the Amended S-1.

Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 o: 212.999.5800 f: 212.999.5801

Prospectus Summary, page 1

2.	We note your Cover Page disclosure of the legal and operational risks associated with acquiring a company that does business in China. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page. Accordingly, please revise your prospectus summary to include disclosure of each of the legal and operational risks associated with acquiring a company that does business in China.

In response to the Staff’s comment, the Company has added the disclosure to the prospectus summary on page 4 of the Amended S-1.

Potential Approvals from the PRC Governmental Authorities for the Business Combination, page 4

3.	Reference is made to the second sentence of the fifth paragraph on page 5. Please indicate what factors will determine whether or not you will need to obtain approvals or permissions from the PRC regulatory agencies in order for you to complete a business combination with a China-based target.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on pages 6 and 7 of the Amended S-1.

Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China, page 27

4.	Please include cross-references to the more detailed discussion of these risks elsewhere in the prospectus.

In response to the Staff’s comments, the Company has added the cross-references on pages 28 and 29 of the Amended S-1 accordingly.

Please direct any questions regarding the Company’s responses or the Amended S-1 to me at (212) 497-7747.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Sally Yin
Sally Yin

cc:	Jie Weng, Aquaron Acquisition Corp.
Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.